EXHIBIT 99.12

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, Jeremy Vincent, B.Sc. (Hons), P.Geo, the news release, Silver Standard Reports Fourth Quarter and Year-end 2012 Results, containing the Mineral Resources estimate of the Cortaderas Area with an effective date of December 31, 2012 (the "News Release"), and the report, NI 43-101 Technical Report on the Pitarrilla Project, Durango Sate, Mexico, dated effective December 14, 2012 (together with the News Release, the “Reports”), and the information contained in my Reports as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities Exchange Commission.

Dated this 7th day of March, 2013.

Very truly yours,

   /s/ Jeremy Vincent
Jeremy Vincent, B.Sc. (Hons), P. Geo